Daniel D. Conroy

Associate

+1.215.963.4602

daniel.conroy@morganlewis.com

October 4, 2024

FILED AS EDGAR CORRESPONDENCE

Eileen Smiley, Esq.

Megan Miller

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Response Letter to Comments on Form N-14 for Morgan Stanley Pathway Funds (File No. 333-281658)

Dear Mses. Smiley and Miller:

On behalf of our client, Morgan Stanley Pathway Funds (the “Registrant” or “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s registration statement on Form N-14 (the “Registration Statement”), filed on August 20, 2024, with respect to the reorganizations (each, a “Reorganization”) of the Large Cap Equity Fund and Small-Mid Cap Equity Fund (each, a “Target Fund” and together, the “Target Funds”), each a series of the Trust, into the Large Cap Equity ETF and Small-Mid Cap Equity ETF, respectively (each, an “Acquiring Fund,” and together, the “Acquiring Funds”), each a series of the Trust.

Below, we have briefly summarized your comments and questions, and provided responses based on information provided by the Trust and Consulting Group Advisory Services LLC, investment adviser of the Target Funds and Acquiring Funds (the “Manager”), as appropriate. To the extent that the Staff disclosure comments and the Staff accounting comments are the same, they are provided in response to the comments under the Staff Disclosure Comments section only to avoid duplication. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

STAFF DISCLOSURE COMMENTS

1. Comment. Please complete all empty or bracketed fields in the Registration Statement.

Response. The Registrant confirms that all empty or bracketed fields have been completed.

2. Comment. Please revise the disclosures, as applicable, to incorporate the Staff’s comments on the Trust’s Rule 485(a) filing with respect to the Acquiring Funds which filed on July 17, 2024 (the “Rule 485(a) Filing”).

1

Eileen Smiley, Esq.

Megan Miller

October 4, 2024

Response. The Registrant has taken into consideration the Staff’s comments on the Rule 485(a) Filing and has made corresponding revisions to the Registration Statement, where applicable. However, the Registrant respectfully declines to revise each Fund’s Principal Investment Strategies in the N-14 Prospectus/Information Statement in response to the Staff’s request that the corresponding Rule 485(a) Filing summary principal investment strategy disclosures state: (i) the Manager’s process for selecting sub-advisers, (ii) the percentage of Fund assets managed by each sub-adviser, and (iii) the underlying investment strategy of each sub-adviser.

The Registrant notes that the N-14 Prospectus/Information Statement already includes each of these disclosures under “Comparison of Important Features of the Funds – Who manages the Funds?” and believes these disclosures are clearly presented to shareholders in a readily understandable format. The Registrant is still considering the Staff’s request as applied to the Funds’ N-1A Registration Statement and will address this request in subsequent Correspondence when responding to the Staff’s comments on the Rule 485(a) Filing, although to the extent that these changes are implemented, we suspect that it would be in connection with the Trust’s annual update to its registration statement at the end of the calendar year, so that all series of the Trust would have consistent approaches to disclosure.

3. Comment. With reference to the “Tax Free Reorganization” heading in the shareholder letter, please consider revising the parenthetical to clarify that the reference to “cash received” refers to cash received for fractional shares of a Target Fund. Please also cross-reference the section of the Prospectus/Information Statement which discusses this information in greater detail.

Response. The Registrant has made the requested revisions.

4. Comment. Under “SUMMARY – How will the Reorganizations affect me as a shareholder?,” please clarify whether the Board shares the Manager’s belief that the Reorganizations may provide an opportunity for asset growth, or if the Board took into account the Manager’s belief when considering the Reorganizations.

Response. The Registrant has revised the disclosure to clarify that the Board, when considering the Reorganizations, took into consideration the Manager’s belief that the Reorganizations may provide an opportunity for asset growth.

5. Comment. Under “SUMMARY – Will the Reorganizations affect the way my investments are managed?,” the Staff notes that the Registrant’s response begins by stating “Generally, no.” Please explain the qualifier “generally,” and, if there are any material differences, please disclose them in the Registration Statement.

Response. The Registrant has deleted the word “generally” from this disclosure because there are no material differences in the way each Acquiring Fund will be managed as compared to its corresponding Target Fund, other than certain principal risks inherent in the Acquiring Funds operating as exchange-traded funds which are disclosed elsewhere in the Registration Statement.

6. Comment. With reference to the last sentence under “SUMMARY – Will the Acquiring Funds charge the same Morgan Stanley Advisory Program Fees as the Target Funds?,” please confirm whether shares of the Target Funds are currently only available to participants in Morgan Stanley-sponsored investment advisory programs. Additionally, if any Target Fund shareholder will need to open a brokerage account to accept shares of an Acquiring Fund, please add disclosure to this effect.

Eileen Smiley, Esq.

Megan Miller

October 4, 2024

Response. The Registrant confirms that shares of the Target Funds are currently only available to participants in Morgan Stanley-sponsored investment advisory programs, and, accordingly, has removed the above-referenced sentence. The Registrant further confirms that the accounts in which Target Fund shareholders currently hold Target Fund shares will be able to accept shares of the Acquiring Funds in connection with the Reorganizations. Accordingly, shareholders of the Target Funds will not need to open any new brokerage accounts to accept shares of the Acquiring Funds.

7. Comment. Under “SUMMARY – Who will pay the costs in connection with the Reorganizations?,” please clarify whether the reference to “Funds” refers to the Target Funds, Acquiring Funds, or both.

Response. The Registrant has revised the disclosure to clarify that the Target Funds will pay the costs in connection with the Reorganizations.

8. Comment. Under “SUMMARY – What if I don’t want to hold ETF shares?,” please disclose that exchanging Target Fund shares into another eligible mutual fund will be a taxable event similar to redeeming Target Fund shares.

Response. The Registrant has made the requested revision.

9. Comment. Under “COMPARISON OF IMPORTANT FEATURES OF THE FUNDS – How do the principal investment risks of the Funds compare?”:

(i)

Please clarify why each Fund’s principal risk comparison table includes a check mark next to “Multi-Manager Risk” for both the Target Fund and Acquiring Fund, while also showing a strikethrough across the last sentence of this risk factor.

Response. The Registrant first notes that it has revised the preamble to clarify that each Acquiring Fund’s principal risk factors have been marked to show any changes made to the corresponding risk factors of its respective Target Fund, with any deleted text being shown in strikethrough.

Further, the Registrant believes the “Multi-Manager Risk” factor is applicable to each Target Fund and Acquiring Fund because each Fund has multiple sub-advisers. However, each Acquiring Fund has removed the last sentence of this risk factor because it believes the risks of a higher portfolio turnover rate – including increased transaction costs and taxable short-term gains for individual shareholders – are not materially relevant to the Acquiring Funds’ shareholders since each Acquiring Fund expects to primarily enter into in-kind creation and redemption transactions with authorized participants, which minimize such costs.

(ii)

With reference to “Market Price Variance Risk” under “ETF Structure Risks,” please add disclosure to the effect that shareholders could receive less or pay more than NAV when selling or purchasing ETF shares.

Eileen Smiley, Esq.

Megan Miller

October 4, 2024

Response. The Registrant has made the requested revisions.

10. Comment. Under “COMPARISON OF IMPORTANT FEATURES OF THE FUNDS – Who Manages the Funds?,” the Staff notes that the last sentence of the first paragraph under “Multi-Manager Strategy” states the Manager’s “Manager of Managers” exemptive order (the “Order”)1 permits the non-disclosure of amounts payable by the Manager to the Funds’ unaffiliated sub-advisers. Please explain how this statement complies with the Order.

Response. The Registrant has revised the disclosure to clarify that the Order permits only aggregate disclosure of sub-advisory fees paid to the Funds’ sub-advisers in lieu of disclosure of sub-adviser specific fees.

11. Comment. Under “COMPARISON OF IMPORTANT FEATURES OF THE FUNDS – What are the Funds’ investment management fee rates?,” the Staff notes that the table showing actual fees paid is as of August 31, 2023. Please confirm that the figures in this table reflect current fees, or, if such fees are not yet available, please show the actual fees as of the Target Funds’ most recent semi-fiscal year end.

Response. The Registrant has updated the table to reflect fees paid for the Target Funds’ fiscal year ending August 31, 2024.

12. Comment. Please hyperlink all documents incorporated by reference into the Registration Statement.

Response. The Registrant has made the requested changes.

13. Comment. Please confirm that the Acquiring Funds’ prospectus and Statement of Additional Information, if incorporated by reference, will only be incorporated by reference once effective.

Response. The Registrant so confirms.

14. Comment. Under “Considerations of the Board in Approving the Reorganizations,” please clarify whether the Board shares the Manager’s beliefs discussed in the third and fourth bullet points, or, if the Board took into account these beliefs when considering the Reorganizations.

Response. The Registrant has revised the disclosure to clarify that the Board took into consideration the Manager’s beliefs when considering whether to approve the Reorganizations.

15. Comment. In the Acquiring Funds’ Preliminary Statement of Additional Information included as Exhibit A to the N-14 Merger SAI, the Staff refers the Registrant to the “Equity Securities” heading under “Investment Objectives, Management Policies and Risk Factors.” Please supplementally confirm that deep, out-of-the-money convertible securities do not count toward each Fund’s respective 80% investment policy.

[1]	Consulting Group Capital Markets Funds and Smith Barney Mutual Funds Management Inc., Investment Company Act Rel. Nos. 21318 (August 23, 1995) (notice) and 21366 (September 19, 1995) (order).

Eileen Smiley, Esq.

Megan Miller

October 4, 2024

Response. The Registrant respectfully acknowledges the Staff’s interpretation of the discussion in SEC Release No. IC-35000 as applied to deep out-of-the-money convertible securities. However, the Registrant notes that convertible securities generally do not compose a material portion of either Fund’s portfolio, and that neither Fund currently holds convertible securities which the Manager considers to be deep out-of-the-money.

16. Comment. Please include the disclosure required by Rule 484(b)(3) under the 1933 Act in Item 15 of Part C.

Response. The Registrant has made the requested revision.

STAFF ACCOUNTING COMMENTS

17. Comment. Under “SUMMARY – Who will pay the costs in connection with the Reorganizations?,” please disclose whether the Manager expects the Target Funds and/or Acquiring Funds to bear any portfolio repositioning costs, and if so, please disclose such costs to the extent possible.

Response. The Manager does not expect the Target Funds nor the Acquiring Funds to bear any portfolio repositioning costs because the entire portfolio of each Target Fund is being transferred to its corresponding Acquiring Fund in kind in connection with each Reorganization.

18. Comment. Under “COMPARISON OF IMPORTANT FEATURES OF THE FUNDS–What are the fees and expenses of each Fund and what are they expected to be after the Reorganizations?,” please supplementally confirm each Fund’s 3-, 5- and 10-year Example figures with respect to Acquiring Fund shareholders that do not own Fund shares through a Morgan Stanley-sponsored investment advisory program.

Response. The Registrant has revised the disclosure to include updated Example figures.

19. Comment. In the Acquiring Funds’ Preliminary Statement of Additional Information included as Exhibit A to the N-14 Merger SAI, please disclose the amount of any capital loss carryforwards for each Fund.

Response. The Registrant has made the requested changes.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4602.

Very truly yours,

/s/ Daniel D. Conroy
Daniel D. Conroy